Exhibit 99.2

Taiwan Liposome Company, LTD.

Handbook for the First

Extraordinary General Meeting

of 2020 (Translation)

Date: February 11, 2020

Venue: 2F., No.19-10, Sanchong Rd., Nangang Dist., Taipei City

Taiwan Liposome Company, Ltd. (the “Company”)

Handbook for the First Extraordinary General Meeting of 2020 (the Handbook”)

Table of Contents

		Page
I.	Meeting Procedures	1

II.	Meeting Agenda	2

III.	Discussions	3

IV.	Elections	4

V.	Other Matters	4

VI.	Ad Hoc Motions	5

VII.	Adjournment	5

VIII.	Schedules

	1. Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically	6

	2. Candidates of Board of Directors	10

	3. Non-competition lists of Board of Directors	13

IX.	Annexes

	1. Rules of Procedure for Shareholders Meetings	14

	2. Articles of Incorporation	23

	3. Rules and Procedures on Election of Directors	30

	4 . Shareholdings of All Directors	33

Note : 2020 first Extraordinary General meeting Minutes will be available on TLC’s website (http://ir.tlcbio.com/shareholder-resources/shareholders-meeting) within 20 days after the Meeting.

I. Meeting Procedures

Taiwan Liposome Company, LTD.

Meeting Procedures for the First

Extraordinary General Meeting of 2020

I	Call the Meeting to Order

II	Chairperson Remarks

III	Discussions

IV	Elections

V	Other Matters

VI	Ad Hoc Motions

VII	Adjournment

II. Meeting Agenda

Taiwan Liposome Company, Ltd.

Meeting Agenda for the First Extraordinary General Meeting of 2020

I.	Date and Time: February 11, 2020 (Tuesday) at 9:00 a.m.

II.	Venue: 2F., No.19-10, Sanchong Rd., Nangang Dist., Taipei City (Meeting Center, 2F., Building A, Nankang Software Park)

III.	The meeting is called to order (announcement of the number of shares represented by shareholders who are present at the meeting)

IV.	Chairperson remarks

V.	Items for Discussion

Item No. 1:	To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically.
(Proposed	by the Board of Directors)

VI.	Elections

Item No. 1:	To re-elect all Directors of the Company. (Proposed by the Board of Directors)

VII.	Other Matters

Item No. 1:	To release newly elected directors from non-competition restrictions. (Proposed by the Board of Directors)

VIII.	Ad Hoc Motions

IX.	Adjournment

III. Items for Discussion

Item No. 1:

To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development, the Company will take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically, once or at multiple times with the proper timing and taking into account the conditions of the capital market and the actual fiscal needs of the Company, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competitiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	This offering of securities shall be conducted within the limit of 30,000,000 ordinary shares.

3.

Where it is necessary to decide on or revise the main contents of this proposal, including but not limited to the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issue plan, projects for the use of funds, estimated timeline, and expected benefits and other unresolved matters related to this issuance, in accordance with any changes to the law, requirements of the competent authorities, the Company’s need for funds and actual market conditions, the Board of Directors or the Chairperson, depending on the matter concerned, are fully authorized to administer such matters.

4.	An explanation with respect to the manner and contents of this issuance can be found on pages 6 to 9 of this Handbook under Schedule 1.

Resolution:

IV. Elections

Item No. 1:	To re-elect all Directors of the Company. (Proposed by the Board of Directors)

Explanation:

1.

In accordance with the Company’s Articles of Incorporation, the Company has adopted a director candidate nomination mechanism for the election of directors. Shareholders shall elect the directors from among the nominees listed in the roster of director candidates. The Company proposes to re-elect seven directors at this general meeting. Among the seven directors to be re-elected, four directors will be independent directors.

2.

The newly elected directors shall assume their offices immediately after the adjournment of this general meeting, and their respective terms of office will be three years from February 11, 2020 to February 10, 2023. Where a new election is not held upon the expiration of the aforementioned term of offices, the respective terms of office shall be extended to the date on which new directors assume their offices. The directors may be subject to re-election in the future.

3.	The candidates for Board of directors can be found on pages 10 to 13 of this Handbook under Schedule 2.

4.	The Rules and Procedures for Election of Directors can be found on pages 31 to 33 of this Handbook under Annex 3.

5.	Please proceed with the election in accordance with the aforementioned Rules for Director Elections.

Election Results:

V. Other Matters

Item No. 1:	To release the newly elected directors from non-competition restrictions. (Proposed by the Board of Directors)

1.

In order to meet the actual business needs of the Company, it is proposed to present to the general meeting for approval, pursuant to Article 209 of the Company Act, a proposal to release the newly elected directors from non-competition restrictions with regard to engaging in business that falls within the scope of the Company’s business, either for the director himself/herself or on behalf of others, provided that such engagement shall not impair the Company’s interests.

2.	The details of competing activities engaged in by the newly elected directors (including the independent directors) are listed on page 14 of this Handbook under Schedule 3.

Resolution:

VI. Ad Hoc Motions

VII. Adjournment

VIII. Schedules

Schedule 1

Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically

1.

In order to meet the Company’s need for long term development, it is proposed to take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt and/or issuance of domestic ordinary shares for cash, once or in installments, within the scope of 30,000,000 shares at the proper timing and take into account the condition of the capital market and the actual fiscal need of the Company in accordance with relative laws and regulations, the Company’s Articles of Incorporation and the relevant rules of the competent authorities, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competitiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	Issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt:

(1)

The issue price for the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, according to the “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Member Guiding Issuing Company to Raise and Issue Securities” (the “Voluntary Code of Practice”), is prohibited from being less than the closing price of the Company’s ordinary shares on the pricing date or less than 90 percent of the average price of the simple arithmetic average of the closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends. However, if domestic laws and regulations are amended, the Board of Directors can adjust the methods and percentage of pricing in correspondence with the laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board is authorized within the aforementioned scope to set the actual issue price in collaboration with a securities underwriter according to international customs and related book building situation, so the method for setting the issue price should be reasonable. In addition, the method for determining the issue price for overseas depository receipts is based on the fair trading market price of ordinary shares formed in the business place of a domestic securities firm. The original shareholders can still purchase ordinary shares with pricing that is close to the issue price for overseas depository receipts, and is therefore free from assuming the risk of exchange and liquidity. If the Company issues ordinary shares for cash for issuing overseas depositary receipts with a maximum of 30,000,000 shares, the highest rate of dilution of shareholder’s right calculated by raised shares is 28.79%. However, when the benefits from this capital increase emerge, the Company’s competitiveness can be increased and all shareholders can share the benefits, so there should not be a material negative effect on the original shareholder’s rights.

(2)

For the purpose of issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, the Company will reserve 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act. The remaining 85% of new shares will be proposed to be publicly offered at a general meeting of shareholders in accordance with Article 28-1 of the Securities Exchange Act as the original security of issuing overseas depositary receipts, and the original shareholders will waive their pre-emptive rights. With respect to the shares that the employees waive their rights to subscribe to or which are undersubscribed, the Chairman of the Board shall be authorized to seek specific persons to subscribe to those shares, or to add them in as the original security to sponsor the issuance of overseas depositary receipts in consideration of market needs.

(3)

With regard to the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts, it is proposed to authorize the Chairman of the Board, the President of the Company, or persons designated by the Chairman of the Board to approve and execute all documents regarding the issuance of overseas depositary receipt and administer matters related to the issuance of new shares in representation of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed to the shareholders’ meeting to resolve that the Chairman of the Board is authorized to choose one of the following methods to underwrite:

(1)	If conducting allocation of securities by book building

A.

Other than reservation of 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, the remaining 85% of the shares shall be allocated to make book building placement, and the original shareholders will waive their pre-emptive rights in accordance with Article 28-1 of the Securities Exchange Act. Where the employees waive their right to subscribe or undersubscribe to the shares reserved for them, the Chairman of the Board shall be authorized to seek specific persons to subscribe to those shares.

B.

The actual issue price for the issuance of shares for cash is authorized to be determined by the Chairman of the Board in collaboration with the lead securities underwriter taking into consideration the all-around situation of the book building allocation, the issuing market and relative laws and regulations after the expiry of the period for book building allocation. The determination of the issue price, according to the Voluntary Code of Practice, shall not be less than 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends while reporting to the Financial Supervisory Commission, submitting the book building placement agreement to the Taiwan Securities Association, and submitting the underwriting contract to the Taiwan Securities Association. However, if Taiwan’s related laws and regulations are amended, the Board of Directors can adjust the methods and percentages of pricing in correspondence with the laws and regulations.

(2)	If conducting public subscription

A.

The Company shall reserve 15% of the total amount of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of the total amount of new shares to be publicly underwritten. The remaining 75% shall be severally subscribed by the original shareholders according to the names and percentage of shares written in the Register of Shareholders on the base date of the subscription. The fractional shares where the original shareholder subscribed to less than 1 share can be directly administered by the shareholder to be combined through the shareholder service provider of the Company within 5 days of the record date for subscription. It is proposed to grant the Chairman of the Board the power and authority to seek specific persons for subscription at the issuing price of the fractional shares that are less than one share, the shares that the original shareholders, employees and the public did not subscribe to or that are undersubscribed and the fractional shares that the shareholder fails to report to the company for combination during the above specified period..

B.

The pricing for the cash increase of capital is authorized to be determined by the Chairperson of the Board in collaboration with the underwriter according to the market conditions. In accordance with paragraph 1 of Article 6 of the Voluntary Code of Practice, the scope of discretion shall be between 70% and 100% of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date minus distribution of shares dividends (or capital reduction) and cash dividends. However, if relevant domestic laws and regulations are amended, the Board of Directors can adjust means and percentages of pricing in correspondence with the laws and regulations.

4.

The funds raised in this plan are designated for the long term development of the Company, debt repayment, operational fund increases, reinvestment, acquisition of other companies, building of premises and equipment replacement, and other single or multiple uses, and the plan is predicted to be fully executed within 5 years of the completion of fund raising. The execution of this capital increase plan is predicted to be able to strengthen the competitiveness of the Company and enhance research and development synergy that has positive benefits for shareholders’ rights.

5.

The ordinary shares issued to sponsor the issuance of overseas depositary receipts and/or ordinary shares issued domestically for cash will be listed on the Taipei Exchange. After issuance, the rights and obligations of the shares shall be the same as those of original shares.

6.

Where the main contents of this capital increase for cash domestically, including but not limited to, numbers and monetary amount of shares to be issued, conditions of issuance, devoted items of the capital plan, expected schedule, expected benefits, and other related events not mentioned in this approval, are required to be decided or amended due to a change of related laws and regulations, the request of the competent authorities, operation assessments, or to respond to the objective environment, , it’s proposed to authorize to the Chairman of the Board of Directors to do every required act. It’s proposed to authorize to the Chairman of the Board of Directors to decide the base date of price, actual issue price, the base date of subscription, the base date of the capital increase, and other items related to the issuance of shares.

7.

It’s proposed to authorize the Board of Directors to decide, adjust, and enact all items, and do all acts related to the main contents of this issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts responding to the needs of the Company and the business environment, including but not limited to, the numbers and monetary amount of shares to be issued, issue price, conditions of issuance, methods of underwriting, plan of issuance, items of the plan, expected schedule, expected benefits, and other items not mentioned in this approval. Where such events are required to be decided or amended due to request of the competent authorities or to respond to the objective environment, it’s proposed to authorize to the Board of Directors to do all required acts as well.

8.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer such matters in accordance with relevant laws and regulations.

Schedule 2

Taiwan Liposome Company, Ltd.

Director Candidates

Candidate Directors	1	2	3

Name	Keelung Hong	Moun-Rong Lin	Chang Xiang Investment Co., Ltd.

Account No. / ID Card No.	2	29	5102

Shareholding*	1,539,483 shares	1,234,507 shares	593,283 shares

Education	PHD in Chemistry, University of California	EMBA of National Chiao Tung University	Not applicable

Experience	Chairman and CEO of the Company	General Manager of Han Ting Co., Ltd.	Not applicable

Note : The shareholding of the candidates is updated on the book closure date.

Taiwan Liposome Company, Ltd.

Independent Director Candidates

Candidate Independent Directors	1	2	3	4

Name	Ke-Yi Liu	May Kang	Shih-Shang Chen	Horng-Dar Lin

Account No. / ID Card No.	A22023****	R22156****	147	F12316****

Shareholding*	0 shares	0 shares	698,683 shares	0 shares

Education	PHD in Accounting, Xiamen University	EMBA of National Taiwan University	PHD in Pharmacy, Purdue University	LL.M in Columbia University

Experience	Partner of BDO Taiwan	1.General Manager of Waterland Securities Co., Ltd. 2.Deputy General Manager of Polaris Securities Co., Ltd. 3.Chairperson of Honour Best International Investment Limited	Researcher of Merck & Co., Inc.	1.Taiwan Taipei District Court Judge 2.Vice President of Hon Hai Precision Ind. Co., Ltd. 3.Chairman of Tanvex BioPharma, Inc.

Reason for having been consecutively nominated for and having served three terms as independent director	Miss Liu is a CPA with extensive experience in auditing. She also provided advice that helped to improve the Company’s financial planning and legal compliance, and supervised the Company’s financial statements that were provided to the shareholders. She also provided proper professional comments to the Board and functional committees using her expertise. Within her 3 terms of office as an independent director, she attended 56 board meetings in person out of 59 board meeting held within such period for an attendance rate of 95%. Among the Board meetings she attended, she spoken in around 30% of those meetings. Miss Liu performed her supervisory function well, and there is no doubt about her independence. Therefore, it is proposed to nominate her as a candidate for independent director.	Miss Kang is an expert in capital markets and banking. In addition, she also has extensive experience in corporate governance and management strategy, and she provides timely and properly advice to the Board and other functional committees and performs her duties. She attended 45 board meeting in person, out of 51 board meetings held during her 3 terms of office over 7 years. Her attendance rate is 88%, and she spoke in around 40% of the board meetings she attended. Miss Kang performed her supervisory function well, and there is no doubt about her independence. Therefore, it is proposed to nominate her as a candidate for independent director.	Not applicable	Not applicable

Note : The shareholding of the candidates is updated on the book closure date.

Schedule 3

Taiwan Liposome Company, Ltd.

List of other positions held by the newly elected Directors

The Company		Position
Title	Name

Director	Keelung Hong	Chairperson & CEO of TLC Biopharmaceuticals, Inc.

Director	Moun-Rong Lin	1. Independent Director of Galaxy Software Services Corporation. 2. Director of Harbinger VI Venture Capital Corp. 3. Chairman of Nanxin Investment Limited.

Director	Chang Xiang Investment Co., LTD. Representative of Chang Xiang Investment Co., LTD.	1. Director of Lin BioScience Co., Ltd. 2. Director of Apollo Medical Optics, Ltd.

Independent Director	Ke-Yi Liu	Independent Director of Genovate Biotechnology Co., Ltd.

Independent Director	May Kang	1. Executive Director of IF Mobile Technology Co., Ltd 2. Chairperson of Honour Best International Investment Limited 3. Director and General manager of La Fresh Information Co., Ltd.

Independent Director	Horng-Dar Lin	1. Chairman of Tanvex BioPharma, Inc. 2. Director of Tanvex Biologics Corporation 3. Chairman of AP Biosciences, Inc. 4. General manager of Cho Pharma, Inc.

IX. Annexes

Annex 1

Taiwan Liposome Company, Ltd.

Rules of Procedure for Shareholders Meetings

Article 1

To establish a strong governance system and sound supervisory capabilities for this Corporation’s shareholders meetings, and to strengthen management capabilities, these Rules are adopted pursuant to Article 5 of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies.

Article 2

The rules of procedures for this Corporation’s shareholders meetings, except as otherwise provided by law, regulation, or the articles of incorporation, shall be as provided in these Rules.

Article 3 Convening shareholders meetings and shareholders meeting notices

1.	Unless otherwise provided by law or regulation, this Corporation’s shareholders meetings shall be convened by the board of directors.

2.

This Corporation shall prepare electronic versions of the shareholders meeting notice and proxy forms, and the origins of and explanatory materials relating to all proposals, including proposals for ratification, matters for deliberation, or the election or dismissal of directors, and upload them to the Market Observation Post System (MOPS) before 30 days before the date of a regular shareholders meeting or before 15 days before the date of a special shareholders meeting. This Corporation shall prepare electronic versions of the shareholders meeting agenda and supplemental meeting materials and upload them to the MOPS before 21 days before the date of the regular shareholders meeting or before 15 days before the date of the special shareholders meeting. In addition, before 15 days before the date of the shareholders meeting, this Corporation shall also have prepared the shareholders meeting agenda and supplemental meeting materials and made them available for review by shareholders at any time. The meeting agenda and supplemental materials shall also be displayed at this Corporation and the professional shareholder services agent designated thereby as well as being distributed on-site at the meeting place. The reasons for convening a shareholders meeting shall be specified in the meeting notice and public announcement. With the consent of the addressee, the meeting notice may be given in electronic form.

3.

Election or dismissal of directors, amendments to the articles of incorporation, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion.

4.

A shareholder holding 1 percent or more of the total number of issued shares may submit to this Corporation a written proposal for discussion at a regular shareholders meeting. Such proposals, however, are limited to one item only, and no proposal containing more than one item will be included in the meeting agenda. In addition, when the circumstances of any subparagraph of Article 172-1, paragraph 4 of the Company Act apply to a proposal put forward by a shareholder, the board of directors may exclude it from the agenda.

5.

Prior to the book closure date before a regular shareholders meeting is held, this Corporation shall publicly announce that it will receive shareholder proposals, and the location and time period for their submission; the period for submission of shareholder proposals may not be less than 10 days.

6.

Shareholder-submitted proposals are limited to 300 words, and no proposal containing more than 300 words will be included in the meeting agenda. The shareholder making the proposal shall be present in person or by proxy at the regular shareholders meeting and take part in discussion of the proposal.

7.

Prior to the date for issuance of notice of a shareholders meeting, this Corporation shall inform the shareholders who submitted proposals of the proposal screening results, and shall list in the meeting notice the proposals that conform to the provisions of this article. At the shareholders meeting the board of directors shall explain the reasons for exclusion of any shareholder proposals not included in the agenda.

Article 4

1.	For each shareholders meeting, a shareholder may appoint a proxy to attend the meeting by providing the proxy form issued by this Corporation and stating the scope of the proxy’s authorization.

2.

A shareholder may issue only one proxy form and appoint only one proxy for any given shareholders meeting, and shall deliver the proxy form to this Corporation before 5 days before the date of the shareholders meeting. When duplicate proxy forms are delivered, the one received earliest shall prevail unless a declaration is made to cancel the previous proxy appointment.

3.

After a proxy form has been delivered to this Corporation, if the shareholder intends to attend the meeting in person or to exercise voting rights by correspondence or electronically, a written notice of proxy cancellation shall be submitted to this Corporation before 2 business days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

Article 5 Principles determining the time and place of a shareholders meeting

The venue for a shareholders meeting shall be the premises of this Corporation, or a place easily accessible to shareholders and suitable for a shareholders meeting. The meeting may begin no earlier than 9 a.m. and no later than 3 p.m. Full consideration shall be given to the opinions of the independent directors with respect to the place and time of the meeting.

Article 6 Preparation of documents such as the attendance book, meeting agenda, and annual report

1.

The Company shall furnish the attending shareholders or their proxies (collectively, “shareholders”), with an attendance book to sign, or attending shareholders may hand in a sign-in card in lieu of signing in before thirty (30) minutes of the commencement of the shareholders meeting. The entrance of the meeting shall have a clear sign and be assigned with sufficient personnel in charge.

2.

This Corporation shall furnish the attending shareholders or their proxies (collectively, “shareholders”), with an attendance book to sign, or attending shareholders may hand in a sign-in card in lieu of signing in.

3.

This Corporation shall furnish attending shareholders with the meeting agenda book, annual report, attendance card, speaker’s slips, voting slips, and other meeting materials. Where there is an election of directors, pre-printed ballots shall also be furnished.

4.

A shareholder shall attend a shareholders meeting on the basis of the attendance card, sign-in card, or other supporting document. This Corporation may not arbitrarily add requirements for other documents beyond those showing eligibility to attend presented by shareholders. Solicitors soliciting proxy forms shall also bring identification documents for verification. Solicitors soliciting proxy forms shall also bring identification documents for verification.

5.

When the government or a juristic person is a shareholder, it may be represented by more than one representative at a shareholders meeting. When a juristic person is appointed to attend as proxy, it may designate only one person to represent it in the meeting.

Article 7 The chair and non-voting participants of a shareholders meeting

1.

Unless otherwise provided in laws and bylaws, shareholders meeting shall be convened by board of directors. If a shareholders meeting is convened by a party with power to convene but other than the board of directors, the convening party shall chair the meeting. When there are two or more such convening parties, they shall mutually select a chair from among themselves.

2.

If a shareholders meeting is convened by board of directors, the chairman of the board chairs the meeting. In case of the chairman of board of directors is on leave or absent or cannot exercise his power and authority for any cause, the designation shall be adopted pursuant to Article 208 of Company Act.

3.

The managing director or director who takes the role of the designation of chairman shall be in his position in the Company more than six months and familiar with the Company’s business operation. The requirement applies to the chairman who is the legal representative of a legal entity.

4.

It is advisable that shareholders meetings convened by the board of directors be chaired by the chairperson of the board in person and be attended by a majority of the members of the board of directors in person, and at least one member of each functional committee on behalf of the committee. The attendance shall be recorded in the meeting minutes.

5.	This Corporation may appoint its attorneys, certified public accountants, or related persons retained by it to attend a shareholders meeting in a non-voting capacity.

Article 8 Documentation of a shareholders meeting by audio or video

1.	This Corporation shall record the proceedings of a shareholders meeting in their entirety in audio or video and retain the recording for at least 1 year.

2.	If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

Article 9 Calculation on attendance based numbers of shares and meeting

1.

Attendance at shareholders meetings shall be calculated based on numbers of shares. The number of shares in attendance shall be calculated according to the shares indicated by the attendance book and sign-in cards handed in plus the number of shares whose voting rights are exercised by correspondence or electronically.

2.

The chair shall call the meeting to order at the appointed meeting time. However, when the attending shareholders do not represent a majority of the total number of issued shares, the chair may announce a postponement, provided that no more than two such postponements, for a combined total of no more than 1 hour, may be made. If the quorum is not met after two postponements and the attending shareholders still represent less than one third of the total number of issued shares, the chair shall declare the meeting adjourned.

3.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total number of issued shares, a tentative resolution may be adopted pursuant to Article 175, paragraph 1 of the Company Act; all shareholders shall be notified of the tentative resolution and another shareholders meeting shall be convened within 1 month.

4.

When, prior to conclusion of the meeting, the attending shareholders represent a majority of the total number of issued shares, the chair may resubmit the tentative resolution for a vote by the shareholders meeting pursuant to Article 174 of the Company Act.

Article 10 Discussion of proposals

1.

If a shareholders meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in the order set by the agenda, which may not be changed without a resolution of the shareholders meeting.

2.	The provisions of the preceding paragraph apply mutatis mutandis to a shareholders meeting convened by a party with the power to convene that is not the board of directors.

3.

The chair may not declare the meeting adjourned prior to completion of deliberation on the meeting agenda of the preceding two paragraphs (including extraordinary motions), except by a resolution of the shareholders meeting.

4.

If the chair declares the meeting adjourned in violation of the rules of procedure, the other members of the board of directors shall promptly assist the attending shareholders in electing a new chair in accordance with statutory procedures, by agreement of a majority of the votes represented by the attending shareholders, and then continue the meeting.

5.

The chair shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chair is of the opinion that a proposal has been discussed sufficiently to put it to a vote, the chair may announce the discussion closed and call for a vote.

Article 11 Shareholder speech

1.

Before speaking, an attending shareholder must specify on a speaker’s slip the subject of the speech, his/her shareholder account number (or attendance card number), and account name. The order in which shareholders speak will be set by the chair.

2.

A shareholder in attendance who has submitted a speaker’s slip but does not actually speak shall be deemed to have not spoken. When the content of the speech does not correspond to the subject given on the speaker’s slip, the spoken content shall prevail.

3.

Except with the consent of the chair, a shareholder may not speak more than twice on the same proposal, and a single speech may not exceed 5 minutes. If the shareholder’s speech violates the rules or exceeds the scope of the agenda item, the chair may terminate the speech.

4.

When an attending shareholder is speaking, other shareholders may not speak or interrupt unless they have sought and obtained the consent of the chair and the shareholder that has the floor; the chair shall stop any violation.

5.	When a juristic person shareholder appoints two or more representatives to attend a shareholders meeting, only one of the representatives so appointed may speak on the same proposal.

6.	After an attending shareholder has spoken, the chair may respond in person or direct relevant personnel to respond.

Article 12 Calculation of voting shares and recusal system

1.	Voting at a shareholders meeting shall be calculated based the number of shares.

2.	With respect to resolutions of shareholders meetings, the number of shares held by a shareholder with no voting rights shall not be calculated as part of the total number of issued shares.

3.

When a shareholder is an interested party in relation to an agenda item, and there is the likelihood that such a relationship would prejudice the interests of this Corporation, that shareholder may not vote on that item, and may not exercise voting rights as proxy for any other shareholder.

4.	The number of shares for which voting rights may not be exercised under the preceding paragraph shall not be calculated as part of the voting rights represented by attending shareholders.

5.

With the exception of a trust enterprise or a shareholder services agent approved by the competent securities authority, when one person is concurrently appointed as proxy by two or more shareholders, the voting rights represented by that proxy may not exceed 3 percent of the voting rights represented by the total number of issued shares. If that percentage is exceeded, the voting rights in excess of that percentage shall not be included in the calculation.

Article 13 Vote for proposals, vote monitoring, and vote counting

1.	A shareholder shall be entitled to one vote for each share held, except when the shares are restricted shares or are deemed non-voting shares under Article 179, paragraph 2 of the Company Act.

2.

When this Corporation holds a shareholders meeting, it may allow the shareholders to exercise voting rights by correspondence or electronic means. When voting rights are exercised by correspondence or electronic means, the method of exercise shall be specified in the shareholders meeting notice. A shareholder exercising voting rights by correspondence or electronic means will be deemed to have attended the meeting in person, but to have waived his/her rights with respect to the extraordinary motions and amendments to original proposals of that meeting.

3.

A shareholder intending to exercise voting rights by correspondence or electronic means under the preceding paragraph shall deliver a written declaration of intent to this Corporation before 2 days before the date of the shareholders meeting. When duplicate declarations of intent are delivered, the one received earliest shall prevail, except when a declaration is made to cancel the earlier declaration of intent.

4.

After a shareholder has exercised voting rights by correspondence or electronic means, in the event the shareholder intends to attend the shareholders meeting in person, a written declaration of intent to retract the voting rights already exercised under the preceding paragraph shall be made known to this Corporation, by the same means by which the voting rights were exercised, before 2 business days before the date of the shareholders meeting. If the notice of retraction is submitted after that time, the voting rights already exercised by correspondence or electronic means shall prevail. When a shareholder has exercised voting rights both by correspondence or electronic means and by appointing a proxy to attend a shareholders meeting, the voting rights exercised by the proxy in the meeting shall prevail.

5.

Except as otherwise provided in the Company Act and in this Corporation’s articles of incorporation, the passage of a proposal shall require an affirmative vote of a majority of the voting rights represented by the attending shareholders. At the time of a vote, for each proposal, the chair or a person designated by the chair shall first announce the total number of voting rights represented by the attending shareholders, followed by a poll of the shareholders. After the conclusion of the meeting, on the same day it is held, the results for each proposal, based on the numbers of votes for and against and the number of abstentions, shall be entered into the MOPS.

6.

The proposal is deemed as passage when the chairman requests opinions from all attending shareholders without disagreement. The power of passage is the same as the voting proposed by previous order. If any disagreement from any attending shareholder, the proposal shall be resolved by vote.

7.

When there is an amendment or an alternative to a proposal, the chair shall present the amended or alternative proposal together with the original proposal and decide the order in which they will be put to a vote. When any one among them is passed, the other proposals will then be deemed rejected, and no further voting shall be required.

8.

Vote monitoring and counting personnel for the voting on a proposal shall be appointed by the chair, provided that all monitoring personnel shall be shareholders of this Corporation. Vote counting shall be conducted in public at the place of the shareholders meeting, and voting results shall be reported on-site immediately and recorded in writing.

9.

Vote counting of resolutions of shareholders meetings or elections shall be conducted in public at the place of the shareholders meeting, and voting results shall be reported on-site immediately and recorded in writing.

Article 14 Elections

1.

The election of directors at a shareholders meeting shall be held in accordance with the applicable election and appointment rules adopted by this Corporation, and the voting results of directors, and the poll of shareholders shall be announced on-site immediately.

2.

The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least 1 year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 15

1.

Matters relating to the resolutions of a shareholders meeting shall be recorded in the meeting minutes. The meeting minutes shall be signed or sealed by the chair of the meeting and a copy distributed to each shareholder within 20 days after the conclusion of the meeting. The meeting minutes may be produced and distributed in electronic form.

2.	This Corporation may distribute the meeting minutes of the preceding paragraph by means of a public announcement made through the MOPS.

3.

The meeting minutes shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their results, and shall be retained for the duration of the existence of this Corporation.

Article 16 Public disclosure

1.

On the day of a shareholders meeting, this Corporation shall compile in the prescribed format a statistical statement of the number of shares obtained by solicitors through solicitation and the number of shares represented by proxies, and shall make an express disclosure of the same at the place of the shareholders meeting.

2.

If matters put to a resolution at a shareholders meeting constitute material information under applicable laws or regulations or under Taiwan Stock Exchange Corporation (or GreTai Securities Market) regulations, this Corporation shall upload the content of such resolution to the MOPS within the prescribed time period.

Article 17 Maintaining order at the meeting place

1.	Staff handling administrative affairs of a shareholders meeting shall wear identification cards or arm bands.

2.

The chair may direct the proctors or security personnel to help maintain order at the meeting place. When proctors or security personnel help maintain order at the meeting place, they shall wear an identification card or armband.

3.

At the place of a shareholders meeting, if a shareholder attempts to speak through any device other than the public address equipment set up by this Corporation, the chair may prevent the shareholder from so doing.

4.

When a shareholder violates the rules of procedure and defies the chair’s correction, obstructing the proceedings and refusing to heed calls to stop, the chair may direct the proctors or security personnel to escort the shareholder from the meeting.

Article 18 Recess and resumption of a shareholders meeting

1.

When a meeting is in progress, the chair may announce a break based on time considerations. If a force majeure event occurs, the chair may rule the meeting temporarily suspended and announce a time when, in view of the circumstances, the meeting will be resumed.

2.

If the meeting venue is no longer available for continued use and not all of the items (including extraordinary motions) on the meeting agenda have been addressed, the shareholders meeting may adopt a resolution to resume the meeting at another venue.

3.	A resolution may be adopted at a shareholders meeting to defer or resume the meeting within 5 days in accordance with Article 182 of the Company Act.

Article 19

These Rules, and any amendments hereto, shall be implemented after adoption by shareholders meetings.

Annex 2

Taiwan Liposome Company, Ltd.

Articles of Incorporation

Chapter I General Provisions

Article 1	The Company shall be named Taiwan Liposome Company, Ltd. (the “Company”) and incorporated as a company limited by shares in accordance with the Company Act.

Article 2	The Company shall engage in the businesses below:

(1) F108021 Wholesale of Drugs and Medicines

(2) F107070 Wholesale of Animal Medicines

(3) F107080 Wholesale of Environmental Medicines

(4) F108031 Wholesale of Medical Equipment

(5) F208021 Retail Sale of Drugs and Medicines

(6) F207070 Retail Sale of Animal Medicines

(7) F207080 Retail Sale of Environmental Medicines

(8) F208031 Retail Sale of Medical Equipment

(9) F401010 International Trade

(10) F203010 Retail Sale of Food and Groceries and Beverages

(11) C802041 Drug and Medicine Manufacturing

(12) C802060 Animal Use Medicine Manufacturing

(13) C802080 Pesticides Manufacturing

(14) C802100 Cosmetics Manufacturing

(15) CF01011 Medical Materials and Equipment Manufacturing

(16) F601010 Intellectual Property Business

(17) I103060 Management Consulting Services

(18) IC01010 Pharmaceuticals Examining Services

(19) IG01010 Biotechnology Services

(20) ZZ99999 All other businesses that are not prohibited or restricted by laws, except those requiring a special permit.

Article 3	The Company’s head office shall be located in the city of Taipei. The board of directors of the Company (“Board of Directors”) may decide to establish branch offices and/or subsidiaries in or outside the Republic of China.

Article 4	Public announcement of the Company shall be made in accordance with Article28 of the Company Act and other regulations promulgated by the competent security exchange authority.

Article 5	The Company may invest in other business for its business needs, and it is not subject to the restriction stipulated in Article 13 of the Company Act that the total amount of its reinvestment shall not exceed forty (40) percent of the amount of its paid-in capital and shall be handled in accordance with the “Procedures for Acquisition or Disposal of Assets”.

Article 6	The Company may provide endorsements and guarantees for others, subject to the “Procedures Regarding the Making of Endorsements/Guarantees” of the Company

Chapter II Shares

Article 7	The Company’s total authorized capital is NT$2,000,000,000, divided into 200,000,000 shares, at a par value of NT$10 per share. The Board of Directors shall be hereby authorized to issue the capital shares in installments as it deems necessary.

An amount of NT$200,000,000 within the authorized capital, divided into 20,000,000 shares, at a par value of NT$10 per share, shall be reserved for the issuance of shares upon exercise of stock options, restricted share units to be issued to employees, warrants attached to preferred shares, and/or warrants attached to company bonds. The Board of Directors may resolve to issue the aforementioned shares in installments.

Any issuance of employee stock options where the exercise price for such options is lower than the closing price of the ordinary shares of the Company as of the issuance date shall be approved by shareholders representing two-thirds or more of the total number of shares of the Company present at a shareholders’ meeting which is attended by shareholders representing at least a majority of the outstanding shares of the Company.

Any transfer of shares to employees where the transfer price is lower than the average price of all actual prior re-purchases of shares shall have been approved at the most recent shareholders’ meeting by shareholders representing two-thirds or more of the total number of shares of the Company present at the shareholders’ meeting, which must be attended by shareholders representing at least a majority of the outstanding shares of the Company.

Article 7-1	(deleted)

Article 8	The Company’s share certificates shall bear the shareholder’s names, be serially numbered, and be signed or have chops affixed to them by three or more directors, and then be certified by the competent authority or an issuance registration agent authorized by the competent authority before the share certificates can be issued. For further share issuance, the Company may elect not to print any share certificates, provided that the Company shall appoint a centralized securities depositary institution to handle matters regarding the deposit of the shares.

Article 9	Other matters relating to stocks shall be dealt in accordance with the “Guidelines for Handling of Stock Affairs by Public Companies” promulgated by the competent authority.

Article 10	No transfer of shares of the Company may be recorded in the shareholders’ register within 60 days before a regular shareholders’ meeting; within 30 days before an extraordinary shareholders’ meeting; or within 5 days before the record date of the distribution of dividends, bonuses, or other benefits, as decided by the Company.

Chapter III Shareholders’ Meetings

Article 11	The Company shall have regular and extraordinary shareholders’ meetings. Regular shareholders’ meetings shall be called at least once in a year by the Board of Directors within six months after the close of each fiscal year in accordance with the applicable laws. Extraordinary meetings may be called as necessary in accordance with the applicable laws.

Article 12	Except for shares without voting power and/or those restricted from voting, as provided in Article 179 of the Company Law, each shareholder of the Company shall be entitled to one vote for each share held by such shareholder.

Article 13	When a shareholder is unable to attend a shareholders’ meeting, such shareholder may appoint a proxy agent to attend the meeting by signing or affixing such shareholder’s chop to a proxy form printed by the Company, and such shareholder shall state the scope of authorization covered by the proxy. Subject to Article 177 of the Company Act, other matters in relation to shareholder proxies shall be handled in accordance with the “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies” promulgated by the competent authority.

Article 14	Unless otherwise required by the Company Act, resolutions at a shareholders’ meeting shall be adopted by a majority vote (more than 50%) of the shares represented by shareholders present at a shareholders meeting which is attended by shareholders representing 50% or more of the total number of shares of the Company that are issued and outstanding.

Article 15	Unless otherwise required by the Company Act, resolutions adopted at a shareholders’ meeting shall be recorded in the minutes of the proceedings, which shall be signed or have a personal chop affixed to them by the chairman of the meeting. The minutes shall be either sent to each shareholder or made public by the Company within 20 days after the meeting.

Article 15-1	Should the Company decide to withdraw its public status registration, a shareholder meeting approval is required. This Article 15-1 shall not be amended during a time when the stock of the Company is listed on the Emerging Market, the Taipei Exchange, or the Taiwan Stock Exchange.

Chapter IV Directors and Audit Committee

Article 16	The Company shall have 7 to 11 directors, each of whom has a three-year term of office. The choice of members of the Board of Directors shall take into account the need for diversification, the need for a variety of professional backgrounds, the possession of the necessary knowledge, skill and experience to perform the duties of a director, and gender equality. The Company has adopted a candidate nomination mechanism for the election of directors, and shareholders shall elect the directors from among the nominees listed in the roster of director candidates. Directors of the Company may be re-elected consecutively. The Company may procure liability insurance for the directors to cover their legal liabilities arising out of their performance of duties during their tenure and may, pursuant to the practices prevailing in the United States listed companies, enter into indemnity agreements with the directors and managerial officers to indemnify them for the damages and losses incurred by them.

To be in compliance with the Securities and Exchange Act, among the aforementioned directors, at least 3 seats shall be reserved for independent directors, and the number of independent directors shall be more than one-fifth (1/5) of the total number of directors. Any matters regarding independent directors shall be handled in accordance with relevant regulations promulgated by the competent authority.

The total number of nominal shares of the Company’s stock held by the directors shall be in compliance with the “Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies” promulgated by the competent authority.

Article 16-1	The Company shall establish an Audit Committee pursuant to Article 14-4 of the Securities and Exchange Act, and starting from the date of establishment, the supervisors shall be replaced by the Audit Committee, and the functions of supervisors under the Securities and Exchange Act and any other laws and regulations shall be performed by the Audit Committee.

The Audit Committee shall be composed of all independent directors, one of which shall be the convener. The number of members, the term, duties and meeting rules shall be set forth in the Audit Committee Charter.

Article 17	In the event that no election of new directors is effected after the expiration of the tenure of existing directors, the tenure of the existing directors may be extended until the time new directors have been elected and assumed their offices. If the directors are dismissed for any reason, resulting in there being less than five directors, an election of directors to fill the vacancies shall be held at the most recent shareholders meeting, but if the number of vacancies in the Board of Directors reaches one-third (1/3) or more of the total number of directors, an extraordinary shareholders meeting shall be called within sixty days after the date of occurrence to elect successor directors to fill the vacancies, and the tenure of such successor directors shall be limited to the remaining tenure of the departing directors. If the independent directors are dismissed for any reason, resulting in there being less than the required minimum number of independent directors under the Securities and Exchange Act or these Articles, an election of directors to fill the vacancies shall be held at the most recent shareholders meeting, but if all the independent directors are all dismissed for any reason, an extraordinary shareholders meeting shall be called within sixty days after the date of occurrence to elect successor directors to fill the vacancies.

Article 18	The Board of Directors shall be composed of directors. The chairman of the Board of Directors (“Chairman”) shall be elected from among the directors by a majority vote of the directors present at a meeting attended by at least two-thirds (2/3) of all directors. The Chairman shall be the Company’s representative in all matters involving a third party.

Article 19	The Chairman shall preside over meetings of the Board of Directors. If the Chairman is on leave or if, for any cause, the Chairman is unable to perform the duties of the Chairman, then the Chairman shall designate another director as the acting Chairman. Absent such a designation, directors of the Company shall elect one from among themselves as the acting Chairman. A director shall attend meetings of the Board of Directors in person. In the event that a director is unable to attend the meeting in person, such director may make another director his proxy to attend the meeting on such director’s behalf. A proxy shall not accept the appointment of more than one director.

The delivery of the meeting notice shall be made pursuant to Article 204 of the Company Act, and can be made in writing, by email, or by fax.

Meetings of the Board of Directors may be convened by means of the video conference. A director who joins the meeting by video conference shall be deemed to have attended the meeting in person.

Article 20

Except for matters which shall be effected by resolution of the shareholders at a meeting as required by the Company Act or the Articles of Incorporation, all business guidelines and important matters of the Company shall be decided by the resolution of the Board of Directors. Except as otherwise provided in the Company Act, resolutions at meetings of the Board of Directors shall be adopted by a majority vote at a meeting which is attended by a majority of directors.

Article 21	(deleted)

Article 22

The Board of Directors is authorized to determine the remuneration to directors based on their level of participation in the operations of the Company and their individual contributions to the Company, taking into account industry standards as a reference. The Company may pay independent directors with a remuneration that is different from that of ordinary directors, provided that the remuneration shall be reasonable.

Chapter V Manager

Article 23	The Company may have several managers, and their appointment, dismissal, and remuneration shall be handled in compliance with Article 29 of the Company Act.

The Company shall have one chief executive officer, the appointment and dismissal of whom shall be resolved by a majority vote of the directors at a meeting of the Board of Directors attended by more than half (1/2) of the directors.

Chapter VI Accounting

Article 24	The following reports shall be submitted to the Audit Committee for approval in accordance with Article 14-5 of the Securities and Exchange Act, and to the Board of Directors for approval. The approved reports shall then be submitted to the regular shareholders’ meeting for the shareholders’ approval:

(1) report on operations;

(2) financial statements; and

(3) proposals on the distribution of profits or covering of losses.

Article 25	If the Company has profits at the end of the year, two percent (2%) to eight percent (8%) of the profits shall be distributed to employees and no more than two percent (2%) of the profits shall be distributed to the directors, as their respective remuneration. However, in the event that the Company still has accumulated losses, an amount shall be reserved to make up accumulated losses before distribution may be made.

If a subsidiary of the Company meets certain specific requirements, its employees shall be entitled to receive a portion of the distribution of profits specified in the preceding paragraph.

Article 25-1	If the Company’s general annual report shows profits, they shall be distributed in the order below:

(1) to pay taxes and levies as required by the relevant laws;

(2) to make up any prior year’s losses;

(3) to set aside ten percent (10%) as the statutory surplus reserve, unless the accumulated surplus reserve is equal to or greater than the paid-in capital of the Company;

(4) to appropriate or reverse any special surplus reserve, if necessary, in accordance with the relevant laws;

(5)   with respect to the remainder of the profits, after adding the previously undistributed profits and making adjustments to the current undistributed profits, the Board of Directors shall prepare the shareholders dividends plan and submit it to the shareholders’ meeting for the shareholders’ approval.

Given the business environment and development stage that the Company is in and in light of the expansion of the Company in line with its business, the Company’s future capital expenditures and need for funds shall be taken into account when contemplating profit distribution; hence, as a principal, cash dividends shall be no lower than ten percent (10%) of the total dividends.

Chapter VII Supplementary Provisions

Article 26	The Company’s organizational rules and rules for the implementation of these Articles of Incorporation shall be set by the Board of Directors separately.

Article 27	The Company Act and other applicable laws shall be referred to for matters not covered in these Articles of Incorporation.

Article 28	The Articles of Incorporation were first made and executed on September 30, 1997. The first amendment to the Articles of Incorporation (“Amendment”) was made on January 11, 2002. The second Amendment was made on April 15, 2002. The third Amendment was made on October 2, 2003. The fourth Amendment was made on January 15, 2004. The fifth Amendment was made on June 8, 2005. The sixth Amendment was made on June 22, 2006. The seventh Amendment was made on June 26, 2008. The eighth Amendment was made on March 20, 2009. The ninth Amendment was made on April 30, 2009. The tenth Amendment was made on June 18, 2010. The eleventh Amendment was made on June 17, 2011. The twelfth Amendment was made on June 26, 2012. The thirteenth Amendment was made on June 18, 2014. The fourteenth Amendment was made on June 23, 2015. The fifteenth Amendment was made on June 21, 2016. The sixteen Amendment was made on June 26, 2018.

Taiwan Liposome Company, Ltd.

Chairman: Keelung Hong

Annex 3

Taiwan Liposome Company, Ltd.

Rules and Procedures on Election of Directors

Article 1	To ensure just, fair and open election of the Company’s directors (“Directors”), these Rules and Procedures for Election of Directors (the “Procedures”) are adopted pursuant to Articles 21 and 41 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies.

Article 2	Except as otherwise provided by laws and regulations or by the Company’s Articles of Incorporation, elections of Directors shall be conducted in accordance with these Procedures.

Article 3

The election of the Company‘s directors shall consider the arrangement of the board of directors. The board members shall have the necessary knowledge, skill, and experience for performing their duties. The board of directors shall have the following abilities:

(1)   good judgment on operations

(2)   accounting and financial analysis

(3)   business management

(4)   crisis management

(5)   industrial knowledge

(6)   global view

(7)   leadership

(8)   good decision making

More than half seats of the board of directors shall not have spouse or relative within the second degree of kinship.

Article 4	(Deleted)

Article 5	The qualification of independent director of the Company shall be in accordance with Article 2, and Article 3, and Article 4 of Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies. The election of independent director of the Company shall be in accordance with Article 5, and Article 6, and Article 7, and Article 8 of Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies, and Article 24 of Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies.

Article 6	Elections of the Directors shall be conducted in accordance with the candidate nomination system and procedures set out in Article 192-1 of the Companies Act. Other than those documents required for the review of each Director candidate’s qualifications, education and working experience, and the existence of events set out in Article 30 of the Company Act, the Company shall not arbitrarily request the provision of evidencing documents relating to additional qualifications or conditions. The Company shall further provide the outcome of the review to shareholders for their reference, so that qualified Directors will be elected.

Due to discharge of board of director, when the number of board of directors is less than five, the Company shall elect succeeding directors to fill the vacancies in the next following shareholders meeting. When the number of vacancies in the board of directors of a company equals to one third of the total number of directors, the board of directors shall call, within 60 days, a special meeting of shareholders to elect succeeding directors to fill the vacancies.

When an independent director is dismissed for any reason, resulting in a number of director lower than that required under Paragraph 1 of Article 14-2 on Transaction and Security Act, Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, or Subparagraph 8 on Standards for Determining Unsuitability for GTSM Listing under Article 10, Paragraph 1 of the GreTai Securities Market Rules Governing the Review of Securities for Trading on the GTSM, a by-election for independent director shall be held at the next following shareholders meeting. When all independent directors have been dismissed, the Company shall convene a special shareholders meeting to hold a by-election within 60 days from the date on which the situation arose.

Article 7	The Company’s directors shall be elected by means of single-named cumulative ballots method. Each share is entitled to have votes equivalent to the number of directors to be elected, and the number of votes may be used to elect one candidate or be allocated among several candidates.

Article 8	The board of directors shall prepare the election ballots which equal to the number of directors to be elected with the number of voting rights. The ballots shall be given to the shareholders present at the shareholders meeting. In the election of directors and supervisors, the names of voters may be represented by shareholders’ numbers.

Article 9	According to the seats regulated in the Articles of Incorporation, the voting rights for independent directors or non independent directors shall be counted separately. In the election of directors, the candidates who acquired more votes should win the seats; and, if two or more persons receive the same number of votes, resulting in total number of persons to be elected exceeds the number specified in the Company’s Articles of Incorporation, those persons who have received the same number of votes shall draw straws to decide who is elected. If any person who has received the same number of votes as others, but is absence at the meeting, the chairman shall draw the straw on the absent person’s behalf.

Article 10	Before beginning of the election, the chairman shall designate a certain number of persons who are also shareholders to check, count ballots and perform the relevant duties. The ballot box used for voting shall be prepared by the board of directors and checked in public by the person assigned to check the ballots before voting.

Article 11	If the candidate is a shareholder of this Company, electors shall fill in the “candidate” column the candidate’s name and shareholder’s number on each ballot. If the candidate is not a shareholder, electors shall fill in the candidate’s name and ID number. If the candidate is a government agency or a legal entity, the full name of the government agency or the legal entity or the name of the representative should be filled in the column. If there more than one representative, the full names of the representatives should be filled in separately.

Article 12

A ballot shall be construed as null and void under the following conditions:

(1)   The elector has failed to use the ballot prepared by the board of directors.

(2)   Blank ballots not completed by the voter.

(3)   The writing is unclear and illegible.

(4)   If the candidate is a shareholder of the Company, the name or shareholder’s number of the candidate filled in the ballot is inconsistent with the shareholders’ register. If the candidate is not a shareholder of this Company, the name or ID number of the candidate filled in the ballot is incorrect.

(5)   Ballots with other written characters in addition to candidate’s name, shareholder’s number (ID number) and the number of votes cast for the candidate.

(6)   The name of the candidates filled in the ballots being the same as another candidate’s name and the respective shareholder’s numbers (ID numbers) not being indicated to distinguish them.

Article 13

The votes shall be calculated on site immediately after the end of the poll and the results of the calculation, including the list of Directors-elect and the numbers of votes with which they were elected, shall be announced by the chairman at the location of the meeting.

The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 14	The Company shall give notifications to the Directors-elect, and their assumption of their offices shall be registered pursuant to the law after they submit a document providing their consent to act as a Director.

Article 15	These Regulations shall be effective from the date they are approved in the shareholders’ meeting. The same applies to amendments.

Annex 4

Taiwan Liposome Company, Ltd.

Shareholdings of All Directors

1.	As of the commencement date of the book closure period for this general meeting held on February 11, 2020, the total number of issued and outstanding shares of the Company is 74,193,934.

2.

The shareholding status of each individual director as of the commencement date of the book closure period for this general meeting is listed below. The share ownership figures calculated for all directors (excluding Independent Directors) are lower than figures regulated according to paragraphs 1 and 2 of Article 2 of the Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies.

3.

After the general meeting, the newly elected independent directors of the Company will exceed one-half of the total director seats, and in accordance with the law regarding establishment of an audit committee, the provisions on the minimum percentage requirements for the shareholding of all directors in paragraphs 1 and 2 shall not apply.

Record date (Book-closure date) : January 13, 2020

Title	Name	Current Shareholding		Note
		Shares	%
Chairman	Keelung Hong	1,539,483	2.07%
Director	Chang Xiang Investment Co., Ltd.	593,283	0.80%
Director	Moun-Rong Lin	1,234,507	1.66%
Independent Director	Ke-Yi Liu ( Beatrice Liu)	0	0.00%
Independent Director	May Kang	0	0.00%
Independent Director	Shieh-Shung Tom Chen	698,683	0.94%

Total (Note 1)		3,367,273	4.53%

Note 1 : The total number of shares owned by the Company’s Directors does not include the number of shares owned by the Independent Directors.